

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2017

Lars Lindqvist
Chief Financial Officer
Neonode Inc.
2880 Zanker Rd, Suite 362
San Jose, CA 95134

>   **Re: Neonode Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 15, 2017**
>   **File No. 333-216702**

Dear Mr. Lindqvist:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Soares at (202) 551-3580 with any questions.

Sincerely,

/s/ Brian Soares for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: David T. Mittelman, Esq.
        Reed Smith LLP